(617) 946 4853 gwhite@seyfarth.com Writer’s direct fax (617)790-6730	World Trade Center East Two Seaport Lane Suite 300 Boston, MA 02210-2028 (617) 946-4800 fax (617) 946-4801 www.seyfarth.com

April 14, 2009

VIA EDGAR

Russell Mancuso, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street NE
Washington, DC  20549

Re:     SinoHub, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 17, 2009
File No. 333454731

Dear Mr. Mancuso:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to SinoHub, Inc. (the “Company”) dated April 3, 2009 with respect to the above-referenced filing..

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

SinoHub holds a beneficial ownership interest in SinoHub SCM Shenzhen, Ltd., page 7

Staff Comment 1:         Please expand your response to the second bullet point of prior comment 9 to tell us why you do not believe there would not be any conflict of interest, particularly when the trustee’s interest might differ with yours. For example, wouldn’t a conflict exist if you seek to purchase the trustee’s equity interest, if there is an ambiguity in the trust arrangement, or if there is a dispute regarding trustee compensation?

1.           We have revised the risk disclosure on page 7 to reflect these potential conflicts.

Russell Mancuso, Esq. April 14, 2009 Page 2

Future Sales, page 11

Staff Comment 2:         Please tell us how the disclosure in this section is consistent with the six-month period mentioned in Exhibit B to the exhibit to your Form 8-K filed May 15, 2008. Also tell us how that six-month period is consistent with Rule 144(i) and whether any securities were sold in reliance on the expiration of that six-month period.

2.           The lock-up agreement which was exhibit B to the exhibit filed with the Form 8-K filed May 15, 2008 was executed by certain holders of Liberty Alliance common stock prior to the reverse merger (the “Merger”).  The lock-up with respect to the 398,000 “First Lock-up Securities” (as such term is defined in that agreement) expired on November 14, 2008, 6 months after the closing of the Merger and accordingly is not referenced in the risk factor.  The “Second Lock-up Securities,” as defined in that agreement are the 398,093 shares of common stock mentioned in the “Future Sales” risk factor as being subject to lock-up restrictions that will expire on May 14, 2009, the first anniversary of the closing of the Merger.  Notwithstanding the expiration of the 6 month lock-up, or any other contractual restrictions on share transfer, we acknowledge that Rule 144 would not be available for the sale of any shares of SinoHub stock until the provisions of Rule 144(i) are satisfied, which will not be until at least March 30, 2010, the first anniversary of the Company’s filing of the most recent amendment to its 8-K relating to the Merger.  In response to your comment 25, we have revised the disclosure in this section on page 11 and in the resale of restricted securities section on page 46 to underscore this point.

As previously disclosed on page 49 of Amendment No. 3 to the Registration Statement in the S-1 and as set forth on page 50 of Amendment No. 4, John Leo transferred a portion of the shares subject to this lock-up in August 2008 and sold a portion of the shares subject to this lock-up in October 2008 in private transactions.  While this was prior to the expiration of the 6 month lock-up period, the lock-up agreement only restricted sales in the public market and permitted private sales and transfers if the transferred stock certificates retained their restrictive legend.

Staff Comment 3:         Please reconcile the number of shares subject to the lock up disclosed here and at the top of page 44.

3.           We have revised the disclosure on what is page 45 of Amendment No. 4 with respect to the shares subject to the lock-up described in the preceding comment to reconcile the number of shares with the number set forth in the risk factor on page 12.

Fiscal Years Ended December 2008 compared to December 31, 2007, page 17

Staff Comment 4:         We note your response to prior comment 21. Please tell us why you do not discuss separately the results of sales from the individually negotiated component sales and component sales as part of procurement-fulfillment program categories on page 28. Also, tell us why you do not discuss separately the results of sales from manufacturer customers and supplier customers mentioned on page 31.  For example, does the business from the two categories and the two types of customers generate different revenue, margins, and trends?

Russell Mancuso, Esq. April 14, 2009 Page 3

4.           We have revised the discussion on pages 29 and 32 to provide the separate sales information.

Liquidity and Capital Resources, page 18

Staff Comment 5:         Regarding your responses to the bullets of prior comment 9:

•	Discuss in this section of your prospectus the amount of borrowings from your lenders mentioned in your response.

•
Reconcile your response that 35% of your business is derived from your procurement-fulfillment business with the disclosure on page 5 and elsewhere in your filing that 43% of your business is from procurement-fulfillment.

•	Clarify the reference that you “receive terms” from suppliers in some cases. We note the reference in the last sentence of this section.

5.           We have revised the disclosure on page 18 to disclose the amount of borrowings from the company’s lenders and to describe the terms received from suppliers.  The references to 43% in page 5 and elsewhere in the Registration Statement reflects the correct percentage for 2008.  The 35% figure cited in our response to prior comment 9 in our prior response letter was incorrect in that was as of an earlier period than the calendar year 2008 and we neglected to update the response to include the 2008 figure.

History. page 23

Staff Comment 6:         Please tell us why this section does not mention a share cancellation in connection with the merger mentioned in footnote (I) of the Form 4 amended May 19, 2008.  Also, show us how the number of shares sold by Lorikeet mentioned on page 49 is reconcilable to that Form 4.

6.           We have revised the disclosure on page 24 to mention the share cancellation.  We have also revised what is now Item 7 in the Certain Relationships and Related Transactions section on page 42 to incorporate this disclosure.  With respect to reconciling the share numbers in the Registration Statement and the Form 4, the amended Form 4 stated that after the transactions described therein Mr. White, the beneficial owner of the Lorikeet shares, owned 686,325 shares of the common stock of the Company.  The amended Form 4 preceded the 1-3.5 reverse stock split effected on July 18, 2008, pursuant to which the 686,325 shares became 196,093 shares, the number on page 48 of Amendment No. 4 to the Registration Statement.

Business Operations

Staff Comment 7:         Please tell us where you filed as exhibits the customs duty import facility and the customs export refund facility mentioned in the first bullet on page 25.

Russell Mancuso, Esq. April 14, 2009 Page 4

7.           The agreements governing the import facility and export refund facility are being filed as exhibits 10.33 and 10.32 respectively to Amendment No. 4 to the Registration Statement.

Staff Comment 8:         Regarding your response to prior comment 12

•	Please expand the third bullet to identify the guarantors.

•	Tell us where you filed as exhibits the guarantees mentioned in the third bullet.

8.           We have added disclosure to the third bullet identifying the guarantors.  The Lei Xia and Hantao Cui guarantees were filed as exhibits 10.28 and 10.29 respectively to Amendment No. 3 to the Registration Statement.  The mortgage on the property co-owned by Henry Cochran which was provided as collateral for the loan was filed as exhibit 10.27 to Amendment No. 3 to the Registration Statement.  The guarantees of the subsidiary and the third party guarantee are being filed as exhibits 10.34 and 10.35, respectively, to Amendment No. 4 to the Registration Statement.

Staff Comment 9:         Please reconcile the disclosure on page 25 of a letter of credit facility of $4,400,000 with the disclosure on page F-I I of a letter of credit facility of $3,650,000.

9.           As set forth in exhibit 10.12 filed with Amendment No. 3 to the Registration Statement, the full amount of the facility is $4,400,000, a portion of which can be taken as a short-term loan for roughly $750,000.  At of December 31, 2008, the short-term loan was outstanding pursuant to the agreement filed as exhibit 10.11 with Amendment No. 3 to the Registration Statement.  We have revised the disclosure on page F-11 to reflect the full $4,400,000 amount of the facility.

Subsidiaries. page 25

Staff Comment 10:      Please revise the text in the chart so that it is legible.

10.           We have revised the chart on page 26 accordingly.

Market Overview. page 28

Staff Comment 11:      Please provide us with copies of the source of the data in this section from Global Sources. Please mark the materials so that they are keyed to the disclosure. Tell us whether the data you cite is publicly available. Also, tell us whether Global Sources has consented to your use of its name and data, whether you commissioned the data or whether it was prepared for use in this registration statement.

11.           Accompanying this letter as Exhibit A is a print out from a web page with the URL http://www.english.cz.iic-china.com/XBTR/EXHIBTOR.HTM  This is information is publicly available and was not commissioned by the Company or prepared for use in the Registration Statement.  We have not sought or obtained Global Sources’ consent to the inclusion of its name or data as it is publicly available.   Upon further review, we noted that the figure was a projection for a time period which has now passed, rather than a firm number, and we have revised the reference to the Global Sources data on page 29 of Amendment No. 4 to the Registration Statement accordingly.

Russell Mancuso, Esq. April 14, 2009 Page 5

Major Customers, page 32

Staff Comment 12:       With a view toward disclosure, please tell us the names of the major customers mentioned in the first sentence of this section.

12.           The major customers are [Confidential Treatment requested by SinoHub, Inc. [001]]  We do not believe that the inclusion of the customers’ identities is required to make the statements on page 32, in the light of the circumstances under which they are made, not misleading for the following reasons:

•	the customers are all China-based private companies about whom little information would be available to US investors;

•	we believe that there is sufficient demand for components in the marketplace that we would be able to replace these customers;

•
we anticipate that the percentage of our business comprised by sales to these customers will decrease over time which would limit the impact to SinoHub’s business of the loss of any of these customers.

A copy of the confidential treatment request will accompany a paper, unredacted copy of this letter.

Summary Compensation Table. page 37

Staff Comment 13:       We note the currency mentioned in exhibit 10.18 and the figures disclosed under “Employment Contracts” on page 38. Please refer to the requirements in the last sentence on instruction 2 to Regulation S-K Item 402(n) when compensation is paid or received in a currency other than the dollar.

13.           We have revised the disclosure in the table in the Employment Contacts section on page 39 with respect to Mr. Cochran’s compensation..

Outstanding Equity Awards, page 37

Staff Comment 14:      Please tell us why this table does not include the options mentioned in footnote (3) on page 42.

14.           We have revised the table on page 38 to clarify that De Hai Li had only unvested options and not unvested stock awards outstanding as of December 31, 2008.  The options listed in footnote (3) on page 43 represent that portion of the options unvested as of December 31, 2008 that are exercisable within 60 days of March 31, 2009.

Employment Contracts, page 38

Staff Comment 15:       Regarding your response to prior comment 27:

Russell Mancuso, Esq. April 14, 2009 Page 6

•	Please disclose the substance of the first paragraph of your response.

•	Please clarify where you provided the disclosure mentioned in the last sentence of your response.

15.           We have incorporated the substance of the first paragraph of our response into the Employment Contracts section of Amendment No. 4 to the Registration Statement on page 39.  We have also revised the disclosure on page 39 in the second paragraph under the table to discuss the provisions of the named officers’ employment agreements relating to severance and relocation payments upon termination of employment.

Certain Relationships and Related Transactions. page 40

Staff Comment 16:       We reissue prior comment 31 in part. It is unclear how your changes address when you obtained the bank loan, the amount of the loan, when the loan must be repaid, and why the related party guarantees are not disclosed.

16.           We have revised the disclosure in item 2 under Certain Relationships and Related Transactions on page 41 to provide the additional information requested regarding the loan.  We have also added disclosure with respect to the additional related party guarantees to item 2.

Staff Comment 17:      We reissue prior comment 32. It appears that you did not reconcile the disclosure in the section numbered 2 of the issuance of 371,842 shares for the use of a condominium with the reference on page II-2 of the issuance of 371,842 shares for services.

17.           We have revised the disclosure on page II-2 to indicate that the shares were issued in exchange for permitting the condominium to be mortgaged to support the guarantee of a loan to the company.

Staff Comment 18:      Please reconcile your disclosure in the section numbered 3 that SinoHub Electronics acquired only beneficial ownership of SinoHub SCM Shanghai with your disclosure on page 27 that SinoHub Electronics has actual direct ownership of SinoHub SCM Shanghai.

18.           We have revised the disclosure in Section 3 under “Certain Relationships” to clarify that SinoHub Electronics Shenzhen acquired direct ownership of SinoHub SCM Shanghai in January 2008.

Staff Comment 19:       Please tell us the authority on which you relied to delete previously disclosed transactions occurring in 2007 and 2008 from the section numbered 4.

19.           We have revised Section 4 under “Certain Relationships” on page 42 to restore the deleted previously disclosed transactions and have updated information with respect to such transactions as relevant.

Staff Comment 20:       We reissue prior comment 34. It appears that you did not revise the paragraph to clarify:

Russell Mancuso, Esq. April 14, 2009 Page 7

•	how the $1,000,000 amount previously disclosed was determined, or

•	how the services fees of $197,000 was determined.

20.           We have revised the noted paragraph on page 42 to provide additional information as to how the amounts were determined.

Staff Comment 21:      Please clarify how the rental income of $154,000 mentioned in the third paragraph of the section numbered 4 was determined.

21.           We have revised the paragraph on page 42 to provide information as to how the amount was determined.

Staff Comment 22:       Please expand the disclosure in the section numbered 7 to identify the director and the term and amount of the banking facility.

22.           The reference in what was section 7 in Amendment No. 3 was to the same mortgage referenced in section 2, and we have revised the disclosure in section 2 on page 41 accordingly.

Staff Comment 23:       Please tell us why this Section does not discuss the $1.6 million due from a related party and reductions of related party payables of $3.1 million.  We note your disclosure in the second paragraph on page 19.

23           We have revised the disclosure in Section 4 on page 42 to discuss the $1,600,000 due from GenNext.  The “reduction of related party payables of $3.1M” represents the change between the Company owing GenNext approximately $1.6M at the end of 2006 and GenNext owing the Company approximately $1.5M at the end of 2007, rather than any sort of write-off of amounts owed to GenNext.  The 2006 and 2007 figures are reflected in the revised disclosure on page 42.

Security Ownership of Certain Owners and Management, page 42

Staff Comment 24:       Please include a line in the table for each “named executive officer” per Regulation S-K Item 403(b).

24.           We have revised the table on page 43 accordingly to add Steven White, who served as CEO of Liberty Alliance prior to the reverse merger.

Resale of restricted securities, page 44

Staff Comment 25:       Given the multiple and apparently overlapping restrictions in your lock agreements and Rule 144, please clarify the date that on which your restricted securities can be resold.

25.           We have revised the disclosure on page 46 accordingly to clarify that the restricted securities will not be able to be resold in reliance of Rule 144 until March 30, 2010, the first anniversary of the most recent amendment to the Form 8-K providing Form 10 information with respect to the reverse merger.

Russell Mancuso, Esq. April 14, 2009 Page 8

Volume limitations, page 45

Staff Comment 26:       Please revise to reflect the issue explained in question and answer 133.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations regarding Securities Act Rules available on our web site at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm ..

26.           We have revised the disclosure on page 46 to clarify that the trading volume limitation under Rule 144 will not be applicable to the extent the Company’s shares continue to be listed on the OTC Bulletin Board.

Warrants, page 46

Staff Comment 27:       Please reconcile the adjustments mentioned in this section with the adjustments mentioned in your revisions on page 3.

27.           We have revised the disclosure on page 47 to include references to the anti-dilution protection previously mentioned on page 3.

Consolidated Statements of Operations and Comprehensive Income, page F-3

Staff Comment 28:       Through the nine months ended September 30, 2008, you recorded merger related expenses of $511,000.  For the year ended December 31, 2008 these expenses were no longer reflected as a single line item under operating expenses. Please tell us where these expenses are classified as of December 31, 2008 and revise your disclosures as necessary.

28.           The merger related expenses were included as part of selling and general administrative expenses for the year ended December 31, 2008 because at that time the Company’s CFO did not deem the amount sufficiently significant for separate disclosure as it amounted to approximately 9.4% of total operating expenses for the period in contrast to the period ended September 30, 2008 where such expenses exceeded 10% of total operating expenses.  We have revised the financial statements for December 31, 2008 on page F-3 to break out the merger related expenses separately.

Note 11, Stock Options, page F-14

Staff Comment 29:       Please refer to prior comment 40. We note your explanation regarding the issuance of Series C preferred stock by SinoHub in November and December 2007 which was prior to the reverse merger on May 14, 2008. We further note that as the accounting acquirer, the financial statements of SinoHub became those of the reporting entity on that date. However, although these shares were exchanged for common stock of Liberty in the merger, there is no indication that such preferred shares were presented as issued or outstanding in SinoHub’s financial statements as of December 31, 2007. Please explain to us why the preferred stock is not reflected as issued and outstanding as of December 31, 2008 or shown as converted to common stock as part of the reverse merger. Otherwise, please make appropriate revisions to account for these transactions.

Russell Mancuso, Esq. April 14, 2009 Page 9

29.
We have made additional disclosures in Notes 10 and 11 to the financial statements as of December 31, 2008 and 2007 on pages F-13-F-16 with respect to  the treatment and accounting of the preferred shares following the reverse merger.  As noted in the supplemental disclosure, to facilitate a comparison between the December 31, 2008 and December 31, 2007 financial statements, we have reclassified the preferred stock of the current SinoHub International as common stock retroactively based on the reverse merger agreement as no preferred shares were outstanding after the consummation of the reverse merger.

Recent Sales of Unregistered Securities, page II-2

Staff Comment 30:       Please expand your response to prior comment 41 to clearly show us how to reconcile the information in your publicly filed Statements of Stockholders’ Equity with the disclosure in this section. For example, it does not appear that this section is consistent with the disclosure on page F-4 of the issuance of 385,229 shares and 100,597 shares in 2007 and the issuance of 71,166 shares and 2,090 shares in 2008.

30.           We have added disclosure to the Recent Sales of Unregistered Securities section on pages II-2-II-4 with respect to the exercise of options to purchase 71,166 shares in 2008 and the exercise of a warrant to purchase an additional 106,241 shares in 2007.  We have further revised the disclosure with respect to two option exercises in 2007 to adjust the share numbers for the reverse merger and reverse stock split.  We have also revised the financial statement disclosure on page F-4 to reflect that the number of odd lot shares issued was 1,900, as currently indicated in the recent sales of unregistered securities section. As indicated in the revised Statements of Shareholders’ Equity, 190 shares, the difference between the 2,090 figure given for odd lot shares in the Statements, and 1,900, the actual odd lot share figure, were actually issued as rounding shares in connection with the 1-3.5 reverse stock split effected in July 2008.  We have further added disclosure with respect to the issuance of these 190 shares to the Recent Sales of Unregistered Securities section on page II-3.

Staff Comment 31:      We note your response to prior comment 43; however, from your disclosure in your information statement, it appears that you offered shares to all of your holders of odd lots, Please expand your response to clarify whether Exhibit A to your response represents all such odd lot holders and, if not, how your offer to each other investor was exempt from registration under the Securities Act.

31.           Exhibit A lists all odd lot holders who accepted the offer for the additional shares, which amounted to approximately 10% of all odd lot holders.  The offers to the remaining odd lot holders were also conducted as a private placement exempt from registration pursuant to Section 4(2) of the Securities Act consistent with the relevant criteria established in SEC v. Ralston Purina Co., 346 U.S. 119 (1953), and its progeny.  The other offerees were persons who acquired the shares for themselves or as trustees or guardians for other entities or persons.  All of the offerees were current stockholders of the Company at the time of issuance who were shareholders of Liberty Alliance prior to the merger but who otherwise had no relationship with the Company.

Russell Mancuso, Esq. April 14, 2009 Page 10

Staff Comment 32:       Please provide your detailed analysis supporting your conclusion that you are eligible to rely on Rule 701 as mentioned on page II-4.

32.           We have revised the disclosure on page II-4 to delete the reference to Rule 701.

Exhibits and Financial Statement Schedules, page II-5

Staff Comment 33:       Please file as exhibits the 2000 stock incentive plan mentioned on page 13 and the indemnification agreements mentioned on page 39.

33.           We have filed as the 2000 stock incentive plan and form of indemnification agreement as exhibits 10.26.1 and 10.36, respectively, to Amendment No. 4 to the Registration Statement.

Staff Comment 34:       Please tell us, with a view to disclosure, how the third waiver agreement filed as exhibit 10.6.3 is related to the registration statement and how the named investors are “third party beneficiaries” to the lock-up agreement.

34.           Exhibit 10.6.3 waives the rights of the parties to the Registration Rights Agreement to object to the inclusion of the shares held by Lorikeet and the persons listed below Lorikeet in the Selling Stockholders table in the Registration Statement.  The lock-up agreement referenced in exhibit 10.6.3 expressly provides that the parties to the Registration Rights Agreement are third party beneficiaries of the lock-up agreement.

Staff Comment 35:      We note your response to prior comment 48. Please ensure that you file complete exhibits. For example, we note that attachments appear to be missing from exhibit 10.10, exhibit 10.24 is missing portions of section 7.1 and exhibit 10.25 is not signed.

35.           We understand that the “special agreements” listed in Section 6.1.1 of exhibit 10.10 as attachments 1-8 of the exhibit are intended to be used on an “as needed” basis only.  They have never been prepared or given to the Company, and the Company has not had reason to request them.  The apparently missing portions of Section 7.1 of exhibit 10.24 were left blank in the original document to provide space for additional clauses if warranted.  Exhibit 10.25 was filed as a “form of” agreement.

Staff Comment 36:       Exhibit 3.3.1 appears to be only selected portions of your bylaws. Regulation S-K Item 601(b)(3) requires that, whenever you file an amendment to your bylaws, you must file a complete copy of the amendment. Please revise accordingly.

36.           We have refiled exhibit 3.3.1 accordingly.

Amendment No 1 to Form 10-Q for the quarter ended September 30, 2008.

Disclosure Controls and Procedures, page 26

Russell Mancuso, Esq. April 14, 2009 Page 11

Staff Comment 37:       We reissue prior comment 49 in part. We note the disclosure in the penultimate sentence of this section; however, it appears that you did not disclose whether your principal executive and principal financial officer concluded that the disclosure controls and procedures were effective at that reasonable assurance level. Please revise accordingly.

37.           We have revised the discussion on page 26 of the 10-Q accordingly and have refiled the 10-Q concurrently with Amendment No. 4 to the Registration Statement.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

Staff Comment 38:      We note that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

38.           We will revise the certifications filed with the amended 10-K to be filed subsequent to Amendment No. 4 to the Registration Statement accordingly and will comply in future filings.

Staff Comment 39:      We note that the certifications filed as Exhibits 31.1 and 31.2 did not include the language regarding internal control over financial reporting in the introduction to paragraph 4 of Item 601(b)(31) of Regulation S-K. Please note the guidance in SEC Release 33-8618, which states that the omitted language in the introduction to the fourth paragraph must he provided in the first annual report required to contain management’s internal control report and in all periodic reports filed thereafter. Accordingly, please file an amendment to your December 31, 2008 Form 10-K to present these certifications in the form currently set forth in Item 601 (b)(31) of Regulation S-K.  We will not comment if you file an abbreviated amendment to your Form 10-K that consists of the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

39.           We have revised the certifications accordingly and will file the amended 10-K subsequent to Amendment No. 4 to the Registration Statement.

In response to a prior comment, accompanying this letter is a letter from the Company indicating the following:

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Russell Mancuso, Esq. April 14, 2009 Page 12

The Company appreciates the staff’s comments with respect to the Registration Statement.  Comments or questions regarding this letter may be directed to the undersigned at (617) 946-4853 or by fax to 617-946-4801 or to Mark Katzoff of our office at (617) 946-4887.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Gregory L. White
Gregory L. White

:GLW: mto
cc:	Tom Jones, Esq.
Henry T. Cochran
Mark A. Katzoff, Esq.
William J. Hanlon, Esq.